# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Little Harbor Advisors, LLC, CIK 0001539639
CUSIP: 26922A156
Title of class of securities: LHA Market State Alpha Seeker ETF
Address of issuer's principal executive offices: 30 Doaks Lane, Marblehead, Massachusetts (MA), 01945
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001062993-23-010027
Filed by CIK 0001599584

## Reporting persons
- Brookstone Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Little Harbor Advisors, LLC
Address of issuer's principal executive offices: 30 Doaks Lane, , Marblehead, MASSACHUSETTS 01945

## Item 2. Person Filing
Name of person filing: Brookstone Capital Management, LLC
Address of principal business office or, if none, residence: 1745 S. Naperville Rd, Suite 200 Wheaton, IL 60189
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The accounts described in Item 4 have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the securities held in their respective accounts. Brookstone disclaims beneficial ownership of all such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Brookstone Capital Management, LLC: /s/ Matt Lovett, Chief Compliance Officer (01/06/2025)